UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

Viking Therapeutics, Inc

(Name of Issuer)

Common Stock par value $0.00001 per share

(Title of Class of Securities)

92686J106

(CUSIP Number)

●	Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

●	*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

●	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON G. Nicholas Farwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

5	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON –
6	SHARED VOTING POWER – 2,714,708
7	SOLE DISPOSITIVE POWER –
8	SHARED DISPOSITIVE POWER 2,714,708

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 2,714,708
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (based on 34,776,864 shares of common stock outstanding on December 7, 2017 provided by the company)
12	TYPE OF REPORTING PERSON IN

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ITEM 1 (a) NAME OF ISSUER: Viking Therapeutics, Inc

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

12340 El Camino Real, Suite 250, San Diego, CA 92130

ITEM 2 (a) NAME OF PERSON FILING: G. Nicholas Farwell

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1240 Arbor Rd.

Menlo Park, Ca. 94025

ITEM 2 (c) CITIZENSHIP:

USA

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.00001 per share

ITEM 2 (e) CUSIP NUMBER:

92686J106

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED:     2,714,708

(b) PERCENT OF CLASS:     7.8%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

(ii)SHARED POWER TO VOTE OR DIRECT THE VOTE: 2,714,708

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 2,714,708

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/15/17
(Date)

/s/ G. Nicholas Farwell

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